UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

China Index Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

16954W101**

(CUSIP Number)

Evenstar Capital Management Limited

Ugland House, P.O. Box 309

Grand Cayman, KY1 – 1104

Cayman Islands

+852 2122 8060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American depositary shares, each representing one Class A Ordinary Share. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954W101	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Evenstar Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,221,618(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,221,618(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,221,618(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IA

(1)

Represents the number of Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”), of China Index Holdings Limited (the “Issuer”) in the form of (i) 11,221,518 American depositary shares (“ADSs”) held by Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio (“Evenstar Master Fund SPC”); (ii) 50 Class A Ordinary Shares held by Evenstar Master Fund SPC; and (iii) 50 Class A Ordinary Shares held by Evenstar Special Situations Limited (a wholly owned subsidiary of Evenstar Master Fund SPC, hereinafter referred to as “ESSL”). Each ADS represents one Class A Ordinary Share.

(2)

This percentage is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 16, 2022.

CUSIP No. 16954W101	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Stoneleigh Int’l Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 16954W101	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Anuenue Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 16954W101	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Ms. Koon H.A. Tse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,221,618(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,221,618(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,221,618(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Represents the number of Class A Ordinary Shares of the Issuer in the form of (i) 11,221,518 ADSs held by Evenstar Master Fund SPC; (ii) 50 Class A Ordinary Shares held by Evenstar Master Fund SPC; and (iii) 50 Class A Ordinary Shares held by ESSL. Each ADS represents one Class A Ordinary Share. Ms. Koon H.A. Tse expressly disclaims beneficial ownership of such securities and the filing of this Schedule 13D shall not be construed as an admission that Ms. Koon H.A. Tse is, for the purposes of Section 13D or 13G of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(2)

This percentage is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP No. 16954W101	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS James T.Y. Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,221,618(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,221,618(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,221,618(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Represents the number of Class A Ordinary Shares of the Issuer in the form of (i) 11,221,518 ADSs held by Evenstar Master Fund SPC; (ii) 50 Class A Ordinary Shares held by Evenstar Master Fund SPC; (iii) 50 Class A Ordinary Shares held by ESSL. Each ADS represents one Class A Ordinary Share. Mr. James T.Y. Yang expressly disclaims beneficial ownership of such securities and the filing of this Schedule 13D shall not be construed as an admission that Mr. James T.Y. Yang is, for the purposes of Section 13D or 13G of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(2)

This percentage is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP No. 16954W101	13D	Page 7 of 11 Pages

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (as so amended, this “Schedule 13D”) is being filed to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2020 (the “Original Schedule 13D”), as subsequently amended by Amendment No. 1 filed with the SEC on January 6, 2021, with respect to the Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”) of China Index Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

On December 30, 2021, (i) 966,982 ADSs were transferred by Stoneleigh to Evenstar Fund for nil consideration as realized collateral in relation to the Stoneleigh Put Option Agreement, and (ii) 1,696,320 ADSs were transferred by Geminis Investors to Evenstar Fund for nil consideration as realized collateral in relation to the Geminis Investors Put Option Agreement.

In January 2021, Geminis Funds sold an aggregate of 88,620 ADSs for a total consideration of US$182,091 in the open market on the following dates: (a) 29,217 ADSs on January 12, 2021, (b) 29,903 ADSs on January 13, 2021, and (c) 29,500 ADSs on January 22, 2021. After the above open-market sales, Geminis Funds held 1,448,749 ADSs.

On November 24, 2022, Geminis Funds and Triple Surge Holdings Limited (collectively as the “Transferors”) and Evenstar Fund for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio (the “Transferee”) entered into a transfer agreement under which, (i) Geminis Funds and Triple Surge Holdings Limited agree to transfer 1,448,749 and 313,967 ADSs respectively, in an aggregate of 1,762,716 ADSs, with all beneficial ownership (including sole voting, investment and dispositive power, to the exclusion of any pecuniary or economic interest) attached thereto to the Transferee in consideration of US$0.00 per ADS, such that the Transferee shall be deemed the beneficial owner of such ADSs for purposes of Section 13(d) of the Act and the rules promulgated thereunder with effect from November 24, 2022, and (ii) the Transferee and each of the Transferors agree to enter into a total return arrangement pursuant to which each of the Transferors shall retain all economic interests in such ADSs (including the right to receive all dividends or distributions paid on, and proceeds from the future dispositions of, the ADSs) and pay a reasonable fee as consideration to the Transferee, with such total return arrangement to expire upon mutual agreement between the Transferee and each Transferor.

The descriptions of the Merger Agreement (as defined below), the Support Agreement (as defined below), the Fang Equity Commitment Letter (as defined below), the Interim Investors Agreement (as defined below), and the Fang Limited Guarantee (as defined below) are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

On October 12, 2022, Fang Holdings Limited (the “Lead Investor”), Tianquan Mo (“Mr. Mo”), ACE Smart Investments Limited, Media Partner Technology Limited, Next Decade Investments Limited, Karistone Limited, Open Land Holdings Limited (each of such companies, a “Mr. Mo’s Affiliate”, and collectively, “Mr. Mo’s Affiliates”), True Knight Limited (“True Knight”), Digital Link Investments Limited (“Digital Link”) and General Atlantic Singapore Fund Pte. Ltd. (together with its affiliated investment entities, “General Atlantic”) (collectively, the “Consortium Members”) entered into a consortium agreement (the “Consortium Agreement”). The Consortium Agreement provides, among other things, for (i) cooperation in negotiation with the Issuer with respect to the proposed transaction (the “Proposed Transaction”), (ii) cooperation in engaging advisors, and (iii) cooperation in preparing, negotiating and finalizing definitive documentation in connection with the Proposed Transaction. During the period continuing for twelve months after signing of the Consortium Agreement, subject to extension or early termination on the occurrence of certain termination

CUSIP No. 16954W101	13D	Page 8 of 11 Pages

events, each Consortium Member has agreed to work exclusively with the other Consortium Members with respect to the Proposed Transaction (including to vote all of its shares, or cause all of its shares to be voted, against any competing transaction and in favor of the Proposed Transaction at shareholders’ meetings) and not to (a) make a competing proposal or (b) acquire or dispose of any securities of the Issuer. A copy of the Consortium Agreement is included as Exhibit 99.2 of the Amendment No. 6 to Schedule 13D jointly filed with the SEC by the Lead Investor, Mr. Mo, Mr. Mo’s Affiliates, True Knight, Digital Link and certain of their affiliates named therein on October 13, 2022 (the “Schedule 13D/A No.6”) and incorporated by reference herein in its entirety.

On October 13, 2022, the Consortium Members submitted a non-binding proposal (the “Updated Proposal”) to the Issuer’s board of directors expressing their interest in participating in the transaction initially proposed by the Lead Investor in the preliminary non-binding proposal letter dated August 23, 2022 (which is included as Exhibit 99.1 of the Form 6-K filed by the Issuer on August 23, 2022), to acquire all of the outstanding ordinary shares of the Issuer, including Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B ordinary shares of par value US$0.001 per share (each, a “Class B Ordinary Share”), not beneficially owned by the Consortium Members in a going-private transaction at a purchase price of US$0.84 per share or ADS. The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive documents and other related agreements mutually acceptable in form and substance to the Issuer and the Consortium Members. Neither the Issuer nor any Consortium Member is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation. A copy of the Updated Proposal is included as Exhibit 99.3 to the Schedule 13D/A No. 6 and incorporated by reference herein in its entirety.

On November 25, 2022, Evenstar Fund for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio and ESSL each entered into a deed of adherence (each a “Deed of Adherence” and collectively as the “Deeds of Adherence”) to the Consortium Agreement to join the consortium as an additional rollover shareholder and intend to finance the Proposed Transaction with additional equity capital in the form of rollover equity in the Issuer. After the entry into the Deeds of Adherence, the “Consortium Members” in this Schedule 13D consist of the Lead Investor, Mr. Mo, Mr. Mo’s Affiliates, True Knight, Digital Link, General Atlantic, Evenstar Fund for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio, and ESSL. Copies of the Deeds of Adherence are attached hereto as Exhibits 99.4 and 99.5 and incorporated by reference herein in their entirety.

On December 22, 2022, the Issuer announced in a press release that it had entered into an agreement and plan of merger (the “Merger Agreement”), by and among the Issuer, CIH Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and CIH Merger Sub Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”) through a short-form merger in accordance with Section 233(7) of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), with the Issuer continuing as the surviving company and becoming a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, each ADS issued and outstanding immediately prior to the effective time of the Merger, together with the underlying shares represented by such ADSs, other than the Excluded Shares (as defined below), will be cancelled in exchange for the right to receive US$1.00 in cash per ADS (but subject to US$0.05 per ADS cancellation fee) without interest and net of any applicable withholding taxes, and each ordinary share of the Issuer issued and outstanding immediately prior to the effective time of the Merger (other than (i) the Excluded Shares (as defined below), (ii) ordinary shares held by the shareholders who have validly delivered and not effectively withdrawn dissent notices, or have not otherwise lost their rights to dissent from the Merger, in accordance with Section 238 of the Companies Act, and (iii) ordinary shares represented by ADSs) will be cancelled and cease to exist in exchange for the right to receive US$1.00 in cash per share without interest and net of any applicable withholding tax. The Excluded Shares (other than those held by Merger

CUSIP No. 16954W101	13D	Page 9 of 11 Pages

Sub, which will be converted into shares of the surviving company resulting from the Merger) will be automatically cancelled and cease to exist, without payment of any consideration or distribution therefor. Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent, the ADSs will be delisted from NASDAQ, the Issuer’s obligations to file periodic reports under the Act will terminate and the Issuer will be privately held by the Consortium Members. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is included as Exhibit 99.2 to the Current Report on Form 6-K of the Issuer filed to the SEC on December 22, 2022 and which is incorporated herein by reference in its entirety.

The Consortium Members anticipate that approximately US$14.8 million is expected to be expended to complete the Merger. This amount includes (a) the estimated funds required by Parent to purchase all of the issued and outstanding ordinary shares other than the ordinary shares (including the ordinary shares represented by the ADSs) held by the Consortium Members (such shares, collectively, the “Rollover Shares”, and the Consortium Members, collectively, the “Rollover Shareholders”, each a “Rollover Shareholder”) and the ordinary shares (including the ordinary shares represented by the ADSs) held by Parent and Merger Sub, ADSs representing the treasury shares and certain other shares specified in the Merger Agreement (together with the Rollover Shares, the “Excluded Shares”), at a purchase price of US$1.00 per ordinary share or US$1.00 per ADS (but subject to US$0.05 per ADS cancellation fee), (b) the estimated transaction costs associated with Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”).

Concurrently with the execution of the Merger Agreement, Parent, Merger Sub, and the Rollover Shareholders entered into a support agreement dated as of December 22, 2022 (the “Support Agreement”) with Parent, pursuant to which they have agreed with Parent, among other things, that prior to the closing, each Rollover Shareholder will contribute their respective Rollover Shares to Merger Sub directly or indirectly in exchange for (a) newly issued class A ordinary shares of Parent, par value US$0.001, if such Rollover Shares are Class A Ordinary Shares and/or (b) newly issued class B ordinary shares of Parent, par value US$0.001, if such Rollover Shares are Class B Ordinary Shares, in each case, in the amount set forth in the column titled “Parent Shares to be Issued” opposite such Rollover Shareholder’s name on Schedule A to the Support Agreement. The information in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 99.6, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, each Consortium Member (or its applicable affiliate) entered into an interim investors agreement (the “Interim Investors Agreement”) with Parent and Merger Sub, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Consortium Members with respect to the Transactions. The Consortium Agreement has been terminated pursuant to the Interim Investors Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 99.7, and which is incorporated herein by reference in its entirety.

The Transactions will be funded through the combination of (i) the proceeds from a sale to the Lead Investor of Parent equity securities contemplated by an equity commitment letter dated December 22, 2022 (the “Fang Equity Commitment Letter”) by and between the Lead Investor and Parent, and (ii) the Rollover Shares contributed by the Rollover Shareholders, pursuant to the Support Agreement.

Under the terms and subject to the conditions of the Fang Equity Commitment Letter, the Lead Investor will provide, or cause to be provided, equity financing to Parent in an amount of US$14,831,699 in connection with and at the effective time of the Merger (as described in more detail below). The proceeds of the commitment shall be used by Parent solely for the purpose of enabling Parent to fund (a) payment of the total amount of merger consideration to consummate the Merger, (b) all other amounts required to be paid by Parent and Merger Sub pursuant to and in accordance with the Merger Agreement, together with all related fees and expenses of Parent and Merger Sub payable in connection with the Merger and the Transactions, and (c) all of Parent and Merger Sub’s other payment obligations in connection with the Merger and the Transactions.

Concurrently with the execution of the Merger Agreement, the Lead Investor executed and delivered a limited guarantee (the “Fang Limited Guarantee”) in favor of the Issuer with respect to certain obligations of Parent under the Merger Agreement, including without limitation, due and punctual payment of certain termination fee that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

The consummation of the Transactions could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the Merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b) is hereby amended and replaced with the following:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages to this Schedule 13D are hereby incorporated by reference in this Item 5.

As a result of the arrangements set forth in Item 4 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” with other Consortium Members that own Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) or Class B Ordinary Shares pursuant to Section 13(d) of the Act. Each Reporting Person expressly disclaims beneficial ownership of the Class A Ordinary Shares or Class B Ordinary Shares beneficially owned by any other reporting person(s) or other Consortium Members. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Ordinary Shares or any Class B Ordinary Shares that are beneficially owned by any other reporting person(s) or other Consortium Members. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s) or other Consortium Members.

Based on the Amendment No. 8 to Schedule 13D as jointly filed by the Lead Investor, Mr. Mo, Mr. Mo’s Affiliates, True Knight, Digital Link and certain of their affiliates named therein on December 22, 2022, the Consortium Members may be deemed to beneficially own (i) an aggregate of 55,052,139 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs), representing 78.8% of outstanding Class A Ordinary Shares and (ii) an aggregate of 25,391,206 Class B Ordinary Shares, representing 100% of outstanding Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The Consortium Members may be deemed to beneficially own approximately 84.4% of the total number of outstanding Class A Ordinary Shares (including the number of Class B Ordinary Shares convertible into Class A Ordinary Shares). Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. The Consortium Members may therefore be deemed to beneficially own the ordinary shares representing approximately 95.4% of the total voting power of the Issuer. The Shares issuable upon the exercise of options or vesting of restricted shares of the Issuer within 60 days following December 22, 2022 are included for purposes of calculation in this paragraph.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D contains the following sentence:

“The disclosure set forth in Item 3 of this Schedule 13D is incorporated by reference.”

The above sentence is hereby amended and replaced in its entirety as follows:

“The disclosure set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference.”

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

99.4	Deed of Adherence by Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio, dated November 25, 2022

99.5	Deed of Adherence by Evenstar Special Situations Limited, dated November 25, 2022

99.6	Support Agreement, dated December 22, 2022

99.7	Interim Investors Agreement, dated December 22, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2022

Evenstar Capital Management Limited

By:	/s/ James T.Y. Yang
Name:	James T.Y. Yang
Title:	Director

Stoneleigh Int’l Limited

By:	/s/ James T.Y. Yang
Name:	James T.Y. Yang
Title:	Director

Anuenue Asset Management Limited

By:	/s/ James T.Y. Yang
Name:	James T.Y. Yang
Title:	Director

Koon H.A. Tse

By:	/s/ Koon H.A. Tse

James T.Y. Yang

By:	/s/ James T.Y. Yang